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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 2)

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               AT HOME CORPORATION
             ------------------------------------------------------
                                (Name of Issuer)

               SERIES A COMMON STOCK, PAR VALUE $0.01 PER SHARE
             ------------------------------------------------------
                         (Title of Class of Securities)

                                    045919101
             ------------------------------------------------------
                                 (CUSIP Number)

                           MARILYN J. WASSER, ESQ.
                       VICE PRESIDENT -- LAW AND SECRETARY
                                  AT&T CORP.
                             295 NORTH MAPLE AVENUE
                           BASKING RIDGE, NJ 07920
                                 (908) 221-2000
             ------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 August 29, 2000
             ------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ].


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     CUSIP NO. 045919101              13D               PAGE 2 OF 12 PAGES
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1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

               AT&T CORP.
               I.R.S. IDENTIFICATION NO. 13-4924710
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [ ]
                                                                   (b) [x]
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3        SEC USE ONLY                                                  [ ]
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4        SOURCE OF FUNDS

               WC, OO
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

               NEW YORK
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                              7       SOLE VOTING POWER
      NUMBER OF
      SHARES                                -0-
      BENEFICIALLY
      OWNED BY                ---------------------------------------------
      EACH                    8       SHARED VOTING POWER*
      REPORTING
      PERSON                             94,520,000
                              ---------------------------------------------
                              9       SOLE DISPOSITIVE POWER

                                            -0-
                              ---------------------------------------------
                              10      SHARED DISPOSITIVE POWER

                                            94,520,000
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               94,520,000
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               [ ]
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)**

               23.5%
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14       TYPE OF REPORTING PERSON

               CO
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     CUSIP NO. 045919101              13D               PAGE 3 OF 12 PAGES
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* Excludes shares held by other parties to the Stockholders' Agreement (See Item
6 hereof).

** Assumes conversion of all 86,595,578 shares of Series B Common Stock of the Issuer beneficially owned by the Reporting Person into shares of Series A Common Stock. Because each share of Series B Common Stock generally is entitled to ten votes per share while each share of Series A Common Stock of the Issuer and Series K Common Stock of the Issuer is entitled to one vote per share, the Reporting Person may be deemed to beneficially own equity securities of the Issuer representing approximately 74.0% of the outstanding voting power of the Issuer.

      This Amendment No. 2 amends the Schedule 13D originally filed on March 19, 1999 (as amended by Amendment No. 1 filed on March 30, 2000, the "Schedule 13D") by AT&T Corp. ("AT&T") and relates to shares of Series A common stock, par value $0.01 per share (the "Series A Common Stock"), of At Home Corporation, a Delaware corporation ("Excite@Home" or the "Issuer"). The Issuer's principal executive offices are located at 425 Broadway Street, Redwood City, CA 94063. Pursuant to Rule 13d-3 under the Exchange Act, this Amendment No. 2 also relates to the shares of Series A Common Stock issuable upon conversion of shares of the Series B Common Stock, par value $.01 per share ("Series B Common Stock"), of Excite@Home. Capitalized terms used without definition in this Amendment No. 2 shall have the respective meanings ascribed to them in the Schedule 13D. References to "herein" and "hereof" are references to the Schedule 13D, as amended by this Amendment No. 2.

ITEM 1.  SECURITY AND ISSUER.

      Item 1 of the Schedule 13D is hereby amended by adding the following at the end of the third paragraph thereof:

As a result of the Letter Agreement Transactions, (1) each of Cox Communications, Inc. ("Cox") and Comcast Corporation ("Comcast") has waived all of its rights under the Stockholders' Agreement (including its right to designate at least one Series B Director), except for its rights under Article X of the Stockholders' Agreement (relating to confidentiality) and except that Comcast's and Cox's rights under Section 4.5 of the Stockholders' Agreement (relating to the right to participate in certain sales of securities by other parties to the Stockholders' Agreement) will survive until June 4, 2002, and (2) each of AT&T and Excite@Home has waived all of its rights under the Stockholders' Agreement as against each of Cox and Comcast, other than with respect to Article X of the Stockholders' Agreement and, until June 4, 2002,
Section 4.5 of the Stockholders' Agreement.

      Item 1 of the Schedule 13D is hereby further amended by deleting the fourth paragraph thereof and replacing it with the following:

            Under the Issuer's Fifth Amended and Restated Certificate of Incorporation, as amended (the "@Home Charter"), holders of Series A Common Stock are entitled to one vote for each share held, and holders of Series B Common Stock are entitled to ten votes for each share held, on all matters presented to stockholders, except as otherwise provided in the @Home. Each share of Series B Common Stock is convertible, at the option of the holder, into one share of Series A Common Stock. Shares of Series A Common Stock are not convertible into shares of Series B Common Stock. All other rights and privileges of the Series A Common Stock and Series B Common Stock are identical, except that: (1) so long as there are at least 10,000,000 shares of Series B Common Stock outstanding, the holders of Series B Common Stock (all of which are held by TCI Sub, a wholly-owned indirect subsidiary of AT&T), voting separately as a single series, have the right to elect the smallest number of directors (the "Series B Directors") constituting a majority of the entire Board of Directors of Excite@Home (the "Board"); and (2) so long as the holders of Series B Common Stock are entitled to elect

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any Series B Directors,  the holders of Series A Common Stock, voting separately as a single series, have the right to elect two directors (the "Series A Directors"), each of whom is not an officer (other than any Vice Chairman) or employee of Excite@Home and is not an affiliate or associate of AT&T Broadband, LLC, Comcast or Cox.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Item 3 of the Schedule 13D is hereby amended by adding the following to the end thereof:

            As of August 28, 2000, the conditions to the completion of the Letter Agreement Transactions had been satisfied. On August 28, 2000, Excite@Home amended its Fifth Amended and Restated Certificate of Incorporation in the manner described in clause (4) of the immediately preceding paragraph (the "Charter Amendment") by filing a Certificate of Amendment of the Fifth Amended and Restated Certificate of Incorporation of At Home Corporation (the "Certificate of Amendment") with the State of Delaware.

            Also on August 28, 2000, AT&T and Excite@Home entered into Share Exchange Agreement (the "Share Exchange Agreement") pursuant to which on August 29, 2000 a wholly-owned indirect subsidiary of AT&T surrendered to Excite@Home 55,795,578 shares of Series A Common Stock in exchange for 55,795,578 new shares of Series B Common Stock, which transaction was in satisfaction of the Letter Agreement Transaction described in clause (5) of the immediately preceding paragraph (the "AT&T Exchange"). Also on August 28, 2000, AT&T and Excite@Home entered into a letter agreement (the "CEO Election Letter Agreement") pursuant to which AT&T agreed that as long as there are not fewer than 10,000,000 shares of Series B Common Stock outstanding, it shall vote all of its shares of Series B Common Stock in favor of the election of the chief executive officer of Excite@Home to the board of directors of Excite@Home as an "Additional Director" (as such term is defined in the @Home Charter), and not as a designee of AT&T.

            The foregoing descriptions are qualified in their entirety by reference to the text of the Share Exchange Agreement and the CEO Election Agreement Letter Agreement which is filed as Exhibits 1 and 2 hereto and are hereby incorporated by reference herein in its entirety.

                  It is expected that the parties will negotiate definitive agreements providing for some of the Letter Agreement Transactions for which definitive documentation was not previously entered into; however, with respect to each of the Letter Agreement Transactions (other than the AT&T Exchange), terms set forth in the term sheet that forms a part of the Letter Agreement are the final and binding terms with respect to such matter unless and until definitive agreements are entered into with respect thereto.

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ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      Parts (a) and (b) of Item 5 are hereby replaced in their entirety as follows:

            (a) Based  upon  information  set forth in  Excite@Home's  Quarterly
Report on Form 10-Q for the quarter ended June 30, 2000, after giving effect to the AT&T Exchange, there were outstanding 315,680,659 shares of Series A Common Stock and 86,595,578 shares of Series B Common Stock. AT&T currently beneficially owns 7,924,422 shares of Series A Common Stock and 86,595,578 shares of Series B Common Stock. As of the date hereof and assuming the conversion into Series A Common Stock of all shares of Series B Common Stock held by AT&T, AT&T beneficially owns an aggregate of 94,520,000 shares of Series A Common Stock, or approximately 23.5% of the shares of Series A Common Stock deemed outstanding (assuming such conversion of Series B Common Stock). The shares of Series A Common Stock beneficially owned by AT&T (without conversion of Series B Common Stock) constitute approximately 2.5% of the outstanding shares of Series A Common Stock. The shares of Series B Common Stock beneficially owned by AT&T constitute 100% of the outstanding shares of Series B Common Stock. To the knowledge of AT&T, none of the persons listed on Schedule I hereto beneficially owns any shares of Common Stock other than as set forth herein or as listed on Schedule I hereto.

            Because of the voting power attributable to the Series B Common Stock beneficially owned by AT&T, together with the Series A Common Stock beneficially owned by AT&T, the Common Stock beneficially owned by AT&T constitutes approximately 74.0% of the outstanding voting power of Excite@Home.

            To the knowledge of AT&T, (1) C. Michael Armstrong, the Chairman of the Board of Directors of AT&T and a member of the Board of Directors of Excite@Home, beneficially owns 10,000 shares of Series A Common Stock, which shares represent less than 1% of the shares of Series A Common Stock outstanding as of July 31, 2000, (2) John C. Malone, a member of the Board of Directors of AT&T, beneficially owns 14,950 shares of Series A Common Stock, which shares represent less than 1% of the shares of Series A Common Stock outstanding as of July 31, 2000, and (3) John C. Petrillo, an executive officer of AT&T and a member of the Board of Directors of Excite@Home, beneficially owns 1,500 shares of Series A Common Stock, which shares represent less than 1% of the shares of Series A Common Stock outstanding as of July 31, 2000.

            (b) To the extent the Stockholders (as defined in Item 6 hereof) are considered to be a "group" for purposes of Rule 13d-5 of the Exchange Act, each Stockholder may be deemed to have shared voting and dispositive power over the shares owned by each other Stockholder. Based on information contained in Excite@Home's proxy statement for its 2000 Annual Meeting of Stockholders, Cablevision Systems Corporation ("Cablevision") beneficially owns 21,893,872 shares of Series A Common Stock (represented by warrants to purchase such shares), Comcast beneficially owns 31,118,924 shares of Series A Common Stock, Cox beneficially owns 29,114,600 shares of Series A Common Stock and KPCB beneficially owns no shares of Common Stock. To the extent that AT&T, Cablevision, Comcast, Cox and KPCB are considered to be a

"group" for purposes of this Schedule 13D, and assuming the conversion into Series A Common Stock of all shares of Series B Common Stock beneficially owned by AT&T, and the exercise by Cablevision of its warrants, such group would beneficially own an aggregate of 176,647,396 shares of Series A Common Stock, or approximately 41.6% of all shares of Series A Common Stock deemed outstanding.

            To the knowledge of AT&T, each of Mr. Armstrong, Dr. Malone and Mr. Petrillo has the sole power to vote, or to direct the voting of, the shares of Series A Common Stock beneficially owned by him. To the knowledge of AT&T, each of Mr. Armstrong, Dr. Malone and Mr. Petrillo has the sole power to dispose of, or to direct the disposition of, the shares of Series A Common Stock beneficially owned by him.

      Part (d) of Item 5 are hereby amended by replacing the second paragraph thereof in its entirety as follows:

            To the knowledge of AT&T, there is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Series A Common Stock owned by any of Mr. Armstrong, Dr. Malone or Mr. Petrillo.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Item 6 of the Schedule 13D is hereby amended by deleting the thirteenth through twenty-first paragraphs thereof.

            Under the @Home Charter (as amended by the Certificate of Amendment), holders of Series A Common Stock are entitled to one vote for each share held, and holders of Series B Common Stock are entitled to ten votes for each share held, on all matters presented to stockholders, except as otherwise provided in the @Home Charter. Each share of Series B Common Stock is convertible, at the option of the holder, into one share of Series A Common Stock. Shares of Series A Common Stock are not convertible into shares of Series B Common Stock. All other rights and privileges of the Series A Common Stock and Series B Common Stock are identical, except that: (1) so long as there are at least 10,000,000 shares of Series B Common Stock outstanding, the holders of Series B Common Stock (all of which are held by TCI Sub, which is a wholly-owned indirect subsidiary of AT&T), voting separately as a single series, have the right to elect as Series B Directors the smallest number of directors constituting a majority of the entire Board, and (2) so long as the holders of Series B Common Stock are entitled to elect any Series B Directors, the holders of Series A Common Stock, voting separately as a single series, have the right to elect two directors, each of whom is not an officer (other than any Vice Chairman) or employee of Excite@Home and is not an affiliate or associate of AT&T Broadband, LLC, Comcast or Cox.

            The foregoing descriptions of the Stockholders' Agreement (as modified by the Cablevision Letter Agreement) and the @Home Charter (as amended by the

Certificate of Amendment) are qualified in their entirety by reference to the text of such documents, which are filed as Exhibits hereto and are hereby incorporated by reference herein in their entirety.

            As a result of the voting power associated with the shares of Common Stock held by TCI Sub and TCI Sub's rights, as the sole holder of the Series B Common Stock, under the @Home Charter, AT&T, through TCI Sub, may be deemed to control Excite@Home

      Item 6 of the Schedule 13D is hereby amended by incorporating and repeating at the end thereof the responses to Items 1 and 3 set forth above in this Amendment No. 2.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

1. Share Exchange Agreement, dated as of August 28, 2000, between AT&T Corp. and At Home Corporation.

2. Letter Agreement, dated August 28, 2000, between AT&T Corp. and At Home Corporation.

3. Fifth Amended and Restated Certificate of Incorporation of At Home Corporation (incorporated by reference to Exhibit 4.01 of the Registration Statement on Form S-8 of At Home Corporation (File No. 333-79833)).

4. Certificate of Amendment of the Fifth Amended and Restated Certificate of Incorporation of At Home Corporation (incorporated by reference to Exhibit 4.02 of the Registration Statement on Form S-8 of At Home Corporation (File No. 333-44780)).

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                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 31, 2000

                                    AT&T CORP.

                                    By: /s/ Robert Feit
                                        -------------------------------
                                    Name:  Robert Feit
                                    Title: Assistant Secretary

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                                   SCHEDULE I
                                   ----------

      The name and present principal occupation of each director and executive officer of AT&T Corp. are set forth below. The business address for each person listed below is c/o AT&T Corp., 295 North Maple Avenue, Basking Ridge, New Jersey 07920. All executive officers and directors listed on this Schedule I are United States citizens.

Name                      Title
----                      ------
C. Michael Armstrong      Chairman of the Board and Chief Executive
                          Officer and Director

Kenneth T. Derr           Director; Retired Chairman of Chevron
                          Corporation

M. Kathryn Eickhoff       Director; President of Eickhoff Economics, Inc.

Walter Y. Elisha          Director; Retired Chairman and Chief Executive
                          Officer of Springs Industries, Inc.

George M. C. Fisher       Director; Chairman of Eastman Kodak Company

Donald V. Fites           Director; Retired Chairman and Chief Executive
                          Officer of Caterpillar, Inc.

Amos B. Hostetter         Director; Chairman, Pilot House Associates

Ralph S. Larsen           Director; Chairman and Chief Executive Officer
                              of Johnson & Johnson

John C. Malone            Director; Chairman of Liberty Media Corporation

Donald F. McHenry         Director; President of IRC Group, LLC

Louis A. Simpson          Director; President and Chief Executive
                          Officer, Capital Operations, GEICO Corporation

Michael I. Sovern         Director; President Emeritus and Chancellor
                          Kent Professor of Law at Columbia University

Sanford I. Weill          Director; Chairman and Chief Executive Officer
                          of Citigroup Inc.

John D. Zeglis            President of AT&T and Chief Executive Officer
                          of AT&T Wireless Group and Director

James Cicconi             Executive Vice President-Law & Governmental
                           Affairs and General Counsel

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Mirian Graddick           Executive Vice President, Human Resources

Frank Ianna               Executive Vice President and President, AT&T
                          Network Services

Richard J. Martin         Executive Vice President, Public Relations and
                             Employee Communications

David C. Nagel            President, AT&T Labs & Chief Technology Officer

Charles Noski             Senior Executive Vice President and Chief
                          Financial Officer

John C. Petrillo          Executive Vice President, Corporate Strategy
                            and Business Development

Richard Roscitt           Executive Vice President and President, AT&T
                          Business Services

Daniel E. Somers          President, AT&T Broadband

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                                INDEX OF EXHIBITS
                                -----------------

Exhibit No.   Item
-----------   ----
     1.       Share Exchange Agreement, dated as of August 28, 2000,
              between AT&T Corp. and At Home Corporation.


     2. Letter Agreement, dated August 28, 2000, between AT&T Corp. and At Home Corporation.


     3. Fifth Amended and Restated Certificate of Incorporation of At Home Corporation (incorporated by reference to Exhibit
              4.01 of the Registration Statement on Form S-8 of At Home Corporation (File No. 333-79833)).


     4. Certificate of Amendment of the Fifth Amended and Restated Certificate of Incorporation of At Home Corporation
              (incorporated by reference to Exhibit 4.02 of the Registration Statement on Form S-8 of At Home Corporation (File No. 333-44780)).